Exhibit 11

MATERION CORPORATION AND SUBSIDIARIES
COMPUTATION OF PER SHARE EARNINGS

	Third Quarter Ended		Nine Months Ended
	Oct. 2,	Sept. 26,	Oct. 2,	Sept. 26,
(Thousands, except per share amounts)	2015	2014	2015	2014
Basic:
Average shares outstanding	20,087	20,490	20,128	20,579
Net Income	$6,936	$12,644	$25,443	$29,865
Per share amount	$0.35	$0.62	$1.26	$1.45

Diluted:
Average shares outstanding	20,087	20,490	20,128	20,579
Dilutive stock securities based on the treasury stock method using average market price	296	380	330	392
Total	20,383	20,870	20,458	20,971
Net Income	$6,936	$12,644	$25,443	$29,865
Per share amount	$0.34	$0.61	$1.24	$1.42

Stock appreciation rights with exercise prices in excess of the average market price of common shares totaling 160,000 for the quarter ended October 2, 2015 and 237,000 for the quarter ended September 26, 2014 and 125,000 for the first nine months ended October 2, 2015 and 296,000 for the first nine months ended September 26, 2014, were excluded from the dilution calculation as their effect would have been anti-dilutive.